UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
              ISSUERS Under Section 12(b) or (g) of The Securities
                              Exchange Act of 1934

                                MIAD Systems Ltd.
   --------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


          Canada                                           N/A
--------------------------------              --------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


43 Riviera Drive, Unit 7, Markham, Ontario, Canada            L3R 5J6
--------------------------------------------------            -------
(Address of principal executive offices)                     (Zip Code)


                           Issuer's telephone number:
                           --------------------------
                                (905) 479 - 0214

       Securities to be registered pursuant to Section 12 (b) of the Act:
       ------------------------------------------------------------------
                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

(A)  BUSINESS DEVELOPMENT

         Our company, MIAD Systems Ltd., is a Canadian company. We were formed in March 1993 and began operating our business at that same time. Our management has been substantially the same since we began business. We are located in the Toronto, Ontario, Canada area and we are an established full-line supplier of business computer systems, maintenance, installation and networking services. We provide these goods and services to our major clients who are primarily engaged in the corporate, institutional and education fields.

(B)  BUSINESS OF THE ISSUER

         PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKETS.

         The corporate, institutional and educational computer users of today purchase computer systems for specific tasks. These systems require adaptive memory, storage, speed, multi-media capabilities and other features to conduct their business.

         Our goal is to provide technology leadership, superior products, services and support to our clients, thereby building long-term business relationships. To meet our clients' requirements for business workstations and servers, we have uniquely distinguished ourselves, by our "just-in-time" purchasing and "build-to-order" model of private labeled personal computers. This includes the MIAD ULTRA(R) line (the "MIAD ULTRA(R) "), currently trademarked only in Canada, which provides our clients with rapid delivery, custom configuration, cost savings and enhanced quality control. Our ability to rapidly deliver the MIAD ULTRA(R) family of systems allows us to keep our inventory levels at a minimum while still being able to deliver the systems exactly to the customers' specifications with a delivery time, including the three days or less required for us to perform an automated test of all systems for reliability and stability which is referred to as "burn-in".

         The "build-to-order" concept, was originated in the United States by Dell and Gateway. Our concept of "build-to-order" provides:

         o        Increased reliability and quality
         o        Flexibility of configuration
         o        Reduced risk of price erosion
         o        Ability to respond quickly to technological change
         o Consistent components which is mandatory to satisfy the creation of an exact image of the PC's disk drive for creating completely identical installations ("ghosting") and software rebuild requirements of educational and other clients
        o         Reduced delivery cycle.

         For our MIAD ULTRA(R) line, we are authorized by IBM to use IBM's licensed patents for personal computers and servers. Our custom manufacturing approach allows us full flexibility of configuration, increased reliability and quality control coupled with short delivery cycles.

         For clients who require high-end servers, we have partnered with, and we are an authorized reseller of, Compaq, Toshiba, Hewlett Packard and IBM, which are some of the most respected names in the industry.

         In order to provide a total technology solution for our clients, we complement our computer assembly and distribution business with value-added services and support, including in-house and on-site warranty and maintenance repair, networking, installation and support. We service the MIAD ULTRA(R) family of systems and we are an authorized Compaq Service Center and an authorized IBM Service Center. We have designed and installed networks of 200 or more workstations, including multiple servers and software. We also provide support and a maintenance exchange program for 7000 printers installed in 1400 branches throughout Canada for one of Canada's largest national banks.

         We have many well-recognized companies as our clients. These clients include Yamaha Motor Company of Canada, Lexmark Canada, Magna International, Royal Bank of Canada, 360 Networks Inc. and Estee Lauder Cosmetics Canada Ltd. as well as clients in the educational market in Canada. These clients include private schools and community colleges in Ontario: Upper Canada College, Sterling Hall School, Bishop Strachan School, Lambton College and Durham College among others.

(C)      INDUSTRY AND MARKET OVERVIEW

         In 1999, the United Nations ranked Canada as the best place to live. The 2000 IDC/World Times Information Society Index (ISI) shows that Canada has a more balanced approach between social and technology aspects as it develops a digital economy than the UK, Germany and France. The International Monetary Fund
(IMF) forecasts the growth of Canada's economy at 3.72% for 2001 compared to 3.3% for the G-7 countries, comprised of the United States, Canada, United Kingdom, France, Italy, Germany and Japan. While the Canadian Gross Domestic Product (GDP) increased at a 4.1% rate, the Information Technology ("IT") industry contributed to 17.8% of the GDP growth in 1999. The US Department of Commerce states that the US and Canada rank the highest in the world with 37% of their respective populations having access to the digital economy via the Internet. There are currently no inflationary nor non-inflationary pressures on the Canadian economy, as reported by Canada's central bank.

         The Canadian IT industry is key to the economic health of Canada, enabling business to be more efficient and effective and helping consumers reap the benefits of the on-going advances in communications and computing. No other force has, in recent years, influenced the future of Canada's economy as information technology. The "enabling effect" of IT and the value of the IT industry as a job provider, wealth creator and export generator has woven technology into the life of every Canadian organization and individual. Canadian IT revenue continues to grow at 6% per annum and employment at 10% per annum. Canada, in general, is one of the world leaders in technology development and technology implementation as reported in Industry Canada, a report published by the Government of Canada, Department of Industry.

         The Canadian IT industry is a very significant factor in the Canadian economy. The Canadian IT industry for 1999, as reported by the Government of Canada, represents:

         o        2,000 firms
         o        500,000 jobs
         o        $100 billion in revenue
         o        42% of total Canadian private sector research and development
         o        9% of total exports
         o        6% of total GDP

         The Canadian Imperial Bank of Commerce ("CIBC"), Canada's second largest bank, forecasts that Canada's technology industries will lead the other sectors of the economy through 2001. Within the technology sector, the CIBC forecast that telecommunications, computers and computer peripherals will be the major beneficiaries of this increased spending.

         MIAD acts as a solutions partner for our clients by working with them to analyze and then provide to them, either directly or through our associates, the goods and services that they need to compete effectively in the marketplace. Our clients require that, as their solutions partner, we understand their business, their marketplace and what drives their decisions. As a solutions provider, we relate to our client's business requirements, understand technology and recommend solutions best suited to their needs. Our team members are proven professionals with extensive industry and technology knowledge and expertise. Additionally, we partner with selected premier computer companies to provide the best solutions for our clients.

         MIAD was recently awarded the Year 2000 Sales Excellence Award by Ingram Micro (Canada's largest computer distributor firm).

         We have successfully implemented our "just-in-time" purchasing and "build-to-order" model for our private label MIAD ULTRA(R) line of business computers. This concept is based on the successful model originated by Dell and Gateway in the United States.

         Recent research from International Data Corp. (www.idc.com) confirms the U.S. opportunity and success of the "build-to-order" model as indicated by the fourth quarter of 1999 shipments of personal computers ("PC's") by vendor:


        RANK                 VENDOR                     MARKET SHARE BY %
        ----                 ------                     -----------------
        1                    Dell                                18.1

        2                    Compaq                              15.9

        3                    Gateway                              9.2

        4                    HP                                   8.4

        5                    IBM                                  7.8

         We believe that the significant market penetration by Dell and Gateway in the U.S. is an indicator of the market potential for our "build-to-order" model in Canada. In addition, in order to become the full-line supplier of quality business solutions required by our clients, we have added, to our "build-to-order" model, the qualifications for:

         o partnering and authorized reselling of Compaq, Hewlett-Packard, Toshiba and IBM systems for clients who require higher-end servers

         o        networking design and installation

         o        national warranty exchange program

         o on-site warranty and maintenance repair for the MIAD ULTRA(R) line, as an authorized Compaq Service Center and as an authorized IBM Service Center.

         We expect that our growth will be generated by additional sales to existing and new clients in the normal course of our business and acquisitions of companies in the our same industry. This type of growth is frequently referred to as "organic growth". We expect our organic growth to be accomplished in two ways:

         1) continued top-level service to existing clients in order to be uniquely positioned for their on- going systems and services acquisitions.

         2) intensify penetration in the specific market segments where we already have a presence which include:

                  o        telecommunications
                  o        educational
                  o        POS for food and hospitality industry
                  o        hospital
                  o        major corporate
                  o        mid-size accounting firms
                  o        mutual fund industry

         We intend to continue to build our presence as a full-line supplier of IT solutions in Canada. In doing so, we expect to focus on several priorities:

         1)       growing revenue from the existing customer base;
         2)       enlarging our customer base in Ontario;
         3) develop an implementation plan to expand our presence in other Canadian cities and possibly the U.S. market;

         4)       increase the number of sales personnel;
         5)       continue to enhance the quality of our technology operations;
         6) develop additional partnerships in the high-end data communications marketplace;
         7)       bolster our financial resources.

(D)      "BUILD-TO-ORDER" MODEL

         We have uniquely distinguished ourselves, with our "just-in-time" purchasing and "build-to-order" model of private label personal computers: the MIAD ULTRA(R) line to satisfy the custom requirements of the client base. For our MIAD ULTRA(R) line, we are authorized by IBM to use IBM's licensed patents for personal computers and servers.

         Our custom manufacturing approach allows full flexibility of configuration, increased reliability and quality control coupled with short delivery cycles. Our MIAD ULTRA(R) line represents 25% of our revenues which is a significant portion of our total revenues.

         Our ability to rapidly deliver a MIAD ULTRA(R) custom system allows us to keep inventory levels at a minimum while still being able to deliver the systems exactly to the customers specifications with a delivery time, including "burn-in" of three days or less. Our technical and manufacturing expertise permits us to give our customers better service, not only on our own products but those of our authorized partners.

         The major steps involved in the "build-to-order" process include:

         a)       Customization
                  -------------

                  The assembly process begins with an order for a customized PC. A technician performs a technical review of the request, making sure all critical information is available, including component availability and a proper instruction set for the technician to build the system.

         b)       Logistics
                  ---------

                  The next step focuses on the logistics necessary to make the process run smoothly.

         c)       Unpacking
                  ---------

                  After all the parts of a system have arrived from suppliers, they must be unboxed and prepared for the technician building the system.

         d)       Assembly and System Check
                  -------------------------

                  The technician assembles the product, using the specific instruction code shown on a monitor. Hardware components are installed first, followed by the operating system. A quality check of the system follows to ensure other equipment manufacturer (OEM) specifications. The system is then fitted with any additional hardware or software the customer wanted that is not covered by the manufacturer. A final quality check is performed for the whole product.

         e)       Final Check
                  -----------

                  All systems must pass a strict quality-check and "burn-in" procedure before being shipped.

         f)       Packaging
                  ---------

                  When the technicians complete the assembly and testing process and the system passed inspection it leaves the customization area and is packed in its original packaging.

         g)       Shipment
                  --------

                  The assembled systems are weighed and prepared for shipment.

         The "build-to-order" model for our MIAD ULTRA(R) line of systems provides extensive advantages to clients in cost savings, quality control, flexible configuration and fast response to industry trends. The main features of the model include:

         o        Reduction of Delivery Cycle

                  By its nature, our manufacturing approach permits flexibility of customization combined with very short delivery cycles. We are able to customize systems to clients' needs with our "just-in-time" purchasing and "build-to-order" approach.

         o        Cost Savings

                  Working with suppliers to provide "just-in-time" delivery of components reduces overhead costs of warehousing large quantities of components. This overhead cost reduction is enhanced by fast inventory turnover. Costs are further reduced by having the ability to quickly respond to industry trends, thus avoiding obsolete inventory as technologies change. These cost reductions are reflected in our pricing to our clients.

         o        Ability to Manage Technology Change

                  Purchasing components, on an "as needed" basis allows us to better react to the constant change in technology and price.

         o        Increased Reliability and Quality

                  Quality control of our MIAD ULTRA(R) line is one of the major reasons that users select the system. After assembling the client's unique configuration, we subject the system to extensive "burn-in" and system testing. Since most failures occur in the first 24- 48 hours of use, this testing attempts to make the system fail before shipping to the client. This leads to better service and fewer repairs.

         o        Better Serviceability

                  We choose our components with great care. After-sale serviceability is taken into account and given great weight. This concern facilitates not only warranty repair but also provides for better customer support which contributes to customer satisfaction and repeat business.

      We strive for quality and consistency in our MIAD ULTRA(R) line of computers. We use only name brand quality components. As part of our quality control program, we work in concert with our suppliers to provide consistency of components. Whether a client orders ten systems or 300 systems, components will be the same. Clients that require "ghosting" and software rebuild for groups of users can be assured of this functionality with our insistence on consistency and quality of components.

(F)      RESELLING

         We are an established full-line supplier of computer systems, maintenance, installation and networking services which we provide to our major clients in the corporate, institutional and education fields.

         For workstations and other servers, we have distinguished ourselves by our "build-to-order" model, which is the MIAD ULTRA(R) line systems This system provides our clients with rapid delivery, custom configuration, cost savings and enhanced quality control. However, for clients who require high- end servers, we have partnered with, and we are an authorized reseller of, Compaq, Toshiba, Hewlett Packard, IBM, Microsoft and other well-recognized brands.

         In order to provide the full range of technology solutions to our clients, we complement our computer assembly and distribution with the necessary value-added services and support. We provide depot and on-site maintenance for the MIAD ULTRA(R) line of workstations and we are an authorized Compaq Service Center and an authorized IBM Service Center.

         Our current authorizations include:

         o Compaq- we are an authorized dealer, public sector dealer, education dealer and service center.

         o IBM- we are an authorized dealer, public sector dealer and service center.

         o Toshiba- we are an authorized dealer, public sector dealer and education dealer

         o Hewlett-Packard- we are an authorized dealer, and public sector dealer

         o Microsoft- we are authorized for all software in addition to being OEM certified.

         In addition, we have arrangements with the major distributors in Canada to acquire the products that we then resell. Our acquisition of products from companies such as Ingram-Micro, Globelle, Tech Data and Merisel is based on availability, pricing and service.

(G)      SERVICES AND SUPPORT

         In order to provide technology solutions for our clients, we complement our computer assembly and distribution with value-added services and support, including in-house and/or on-site warranty and maintenance repair, networking, installation and support.

Networking Services
-------------------

         As a provider of IT solutions, we have the personnel, expertise, experience and partners to provide turn-key network solutions, from peer-to-peer networks to 200+ station Novell or Microsoft NT networks. We provide network design and consultation, facility cabling, project management, network implementation and support. We work with our clients to provide solutions that not only meet their current requirements, but will allow integration of future growth and technology.

Service and Support (MIAD ULTRA (R) Systems)
-------------------------------------------

         In addition to manufacturing systems, we complement our computer assembly and distribution with value-added services and support, including in-house and/or on-site warranty repair, installation, support and maintenance for the MIAD ULTRA(R) line of systems delivered to clients.

Service and Support (Compaq)
----------------------------

         Because of staff training and technical excellence, we have been selected by Compaq as one of its few authorized Compaq Service Centers in Ontario, Canada.

Service and Support (IBM)
-------------------------

         We have become an authorized IBM Service Center. Our staff upgrade their technical IBM education as part of an ongoing program.

Specialized Maintenance
-----------------------

         As a service and support focused organization, we also provide specialized national service contracts. For one of Canada's largest national banks, we support over 7000 printers installed in 1400 of its branches across the country. This specialized service includes Canada-wide Toll-Free Technical Support, integrated with a national unit exchange program for any unit that cannot be repaired over the phone. This exchange program provides a pool of remanufactured units that can be shipped via courier to any location in Canada the next business day. In most cases, this provides a faster turnaround time than the more expensive on-site service. With our program, a functional unit will be on the user's desk the next day rather than waiting for an on-site technician to get a part that he/she is not carrying with them. Our contract has been renewed in each of the past three years.

Service Facilities
------------------

         Our service facility is 1,200 square feet. We have two-production assembly and testing work areas with 120 square feet of working space along with three service and repair workbenches with 130 square feet of area. There is a customer receiving area adjoining the 1,800 square feet warehouse for walk-in clients. The service workbenches are protected with grounded anti-static matting. This area has access to e-mail and the Internet in order to facilitate customer and manufacturer contact.

Technical Procedures
--------------------

         We believe that on-going service and support is the basis for any long-term partnership with clients. We have a permanent testing LAN set up for product testing and problem recreation. This test-bed can be run under NT, Novell or Windows 95/98/2000.

         All initial support calls to our 1-(800) toll-free number or local phone lines are directed to the technical support team. We currently have Certified Novell-Netware Engineer ("CNE") and Microsoft Certified Engineer ("MSCE") personnel who specialize in, have been trained by, and have passed certification exams administered by Novell and Microsoft, along with technicians who specialize in the manufacturing and support of our ULTRA(R) Series computers. Calls are answered immediately or a technician will return a call within 30 minutes. Problem escalation is directed to the service manager. we provide telephone technical support, depot repair as well as on-site service. From 8:00 a.m. to 6:00 p.m. with after hours and weekend service available upon request. We are currently recruiting additional staff in order to provide seven day a week support.

         We use a customized service tracking program to track service calls. With this tracking program, we track customer information, service issues, problem resolution, parts usage and serial numbers. This information is then transferred to our accounting system for invoicing. We continue to evaluate an upgrade to an integrated service package.

         We stock a wide complement of spare parts, and have established a network of suppliers that enables us to provide replacement parts in most cases within one business day.

(H)      MARKETING AND DISTRIBUTION

         Our current client base is primarily focused in four market segments:

                  (1)      Major corporate accounts:
                           -------------------------

         Our major corporate accounts include Lexmark Canada Ltd., Thorn Press Ltd., Estee Lauder Cosmetics Inc., O'Donnell Funds, Magna International, Telerate/Dow Jones Canada, Yamaha Motor Company Canada, 360 Networks Inc., Trizec Hahn Corporation and The Royal Bank of Canada.

                  (2)      Institutional accounts:
                           -----------------------

                  We provide product support and service to acute care facilities in the Toronto area such as Centenary Health Care, Rouge Valley Health System and The Hanen Centre.

                  (3)      Restaurant POS industry:
                           ------------------------

                  We have supplied over 1,000 systems to a food industry point-of-sale ("POS") software company. These specialized systems are currently installed in more than 30 restaurant chains and individual restaurants located primarily in the Province of Ontario with some installed in the Province of Alberta.

                  (4)      Educational:
                           ------------

                  Our customer list includes many of the top private schools and community colleges in Ontario including Upper Canada College, Durham College, Lambton College, Bishop Strachan School and Sterling Hall School.

                  At this stage of our development, we are still a relatively small player in the Canadian marketplace. However, we believe that we have the structure and the strategic plan which we expect will allow us to become a significant player in the Canadian IT systems and services business. We are not yet measuring market share in either the corporate or institutional field. On the POS side for the hospitality industry, our market share, with over 1,000 installations, is still in the single digit range. We have made significant strides in penetrating the Ontario private school and community college markets. Although we have secured many of the top name institutions as our clients, our market share is also still in the single digit range.

                  Our current customers will continue to receive top quality coverage, service and support. We believe that this will place us in an advantageous position to work closely with our clients in planning and executing future system acquisitions. We plan to use our existing base of satisfied users in our clients' organizations as referrals to locate other departments/user groups for additional sales.

         Our search for new clients will mainly focus on intensifying our penetration in the specific market segments where we already have a presence. These include:

                  o        Educational

                  o        Institutional

                  o        Telecommunications

                  o        Major Corporate

                  o        POS system supply.

                  o        Corporate expansion

                  o        Mutual Fund Industry

                  o        Midsize accounting firms

         In furtherance of our marketing plan we have:

         o integrated the sales talent and contacts of the former president of Clove Computers into our company organization,

         o hired three additional sales representative to provide additional territory coverage,

         o        initiated a web presence,

         We further intend during the current fiscal year to:

         o add sales representatives to the southwestern Ontario territory,

         o focus prospect exposure on our service including IBM warranty service,

         o refine or improve our electronic presence with emphasis on small and medium business and IBM warranty services,

         o consider expansion beyond the boundaries of Ontario and Canada.

         o        provide educational services to our client base.

(I)  COMPETITIVE BUSINESS CONDITIONS

         Our MIAD ULTRA (R) "build-to-order" line of computers competes against what are considered the tier 1 and tier 2 computer manufacturers/suppliers (IBM, Compaq, Dell, Fujitsu, Patriot, Supercom, etc.). These competitors are much larger and better capitalized than we are. We believe, however, that our reputation for delivery, quality of product, pricing and after-sale support and service differentiates us from our competitors. This is the marketing advantage we have and have emphasized this in sales situations.

         When our role is reselling, high-end name-brand services (such as IBM and Compaq), to clients and potential clients, we find ourselves competing with companies such as EDS/Systemshouse, Quiet Touch Computers, GE Capital Corp., Microage, Compugen, etc. We emphasize our personalized service and after- sale support in competitive sales situations and believe that our marketing strategy will allow us to win a larger percentage of competitive opportunities.

         We generally find that we are competing against much larger firms in the industry. However, we continue to grow in revenue and reputation based on the quality of our products, sales and after-sales service.

(J)      SOURCES OF SUPPLY

         For our "build-to-order" MIAD ULTRA(R) line of business computers, we purchase name brand quality products from manufacturers such as Intel, Quantum, ATI, Seagate, Maxtor, Panasonic, Acer, LG Electronics, Fujitsu, and others. Our purchase of these components is based on price, service and availability from among a number of distributors based in the Toronto area. These distributors include Merisel Canada, Supercom, Scan Tech, Bell Micro Products, Ingram Micro Canada, GB Micro, Tech Data Canada.

         When we supply high end servers from IBM, Microsoft, Hewlett-Packard, Compaq and others, we also acquire the products based on prices, service and availability primarily from the larger international distributors in the Toronto area (Merisel Canada, Ingram Micro Canada, Tech Data Canada, etc.). We have no difficulty in sourcing the required products and components to satisfy our clients' requirements.

         Shortages of supply typically are not company specific but rather industry-wide and are generally caused by natural disasters such as the earthquakes in Taiwan last year that affected chip production on a worldwide basis.

(K)      DEPENDENCE ON MAJOR CUSTOMERS

         Our current customer-base is well diversified and spans multiple industry groups:

         o major corporate [Canada's top 5OO companies as listed in "Report on Business" magazine ("ROB 500")]

         o        institutional

         o        mutual fund

         o        hospitality industry and POS

         o        educational

         With a focus on specific industries, we have grown our client-base by concentrating on penetration of each of the specific industry groups. In the last fiscal year, ended September 30, 2000, 360 Networks Inc. accounted for 14% of the company's revenue and Bishop Strachan School accounted for 13% of the company's revenue. No other single client represents 10% or more of our revenue.

(L)      INTELLECTUAL PROPERTY

         In our reselling arrangements, we supply products from the major companies in the industry such as IBM, Microsoft, Hewlett-Packard and Compaq. We do not have any patents but rely upon licenses from the companies whose products we purchase. For our MIAD ULTRA(R) line of "build-to-order" business computers, we are authorized by a non-exclusive license agreement with IBM to use IBM's licensed patents for personal computers and servers. We pay IBM an annual fee and a surcharge for each MIAD ULTRA(R) system we build.

         The name of our "build-to-order" business computer, the MIAD ULTRA(R), has now been trademarked in Canada. There are currently no plans to trademark the MIAD ULTRA(R) line in the United States although we may decide to do so at a later date.

(M)      GOVERNMENT APPROVAL REGULATION AND ENVIRONMENTAL COMPLIANCE

         In Canada, computer systems and computer components must be CSA (Canadian Standards Association ) certified. This certification is virtually the same as the Underwriters Laboratories (UL) certification in the United States. We only purchase systems and components that are CSA certified.

         We are subject to Canadian provincial and federal laws governing our relationship with employees, including minimum wage requirements, overtime, working and safety conditions requirements. We presently are not the subject of any governmental proceeding and we are currently in compliance with provincial and federal regulations in Canada.

(N)      RESEARCH AND DEVELOPMENT

         We do not perform research and development ("R & D") in the traditional sense. Rather, our R&D activities are primarily focused on researching/evaluating/sourcing, and quality improvements for the products that we integrate into our MIAD ULTRA(R) "build-to-order" business computer systems. This R&D activity is conducted in the technical lab on our premises. Via the Internet and other sources worldwide, we are also researching the availability of new peripheral products such as specialized cases (small size to reduce the amount of needed space, etc.) as well as new products in colors and sizes preferred by certain industries (black cases, monitors and peripherals for the hospitality industry).

(O)      EMPLOYEES AND FACILITIES

         As of the date of this filing, we employ 14 persons (of which 12 are full-time employees). None of our employees are covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

REPORTS TO SECURITY HOLDERS

           Prior to this filing, we have not been required to deliver annual reports to our security holders. To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports. Upon effectiveness of this Form 10-SB and in accordance with NASDAQ Rule 6530, we intend to file annual and quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov/.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           Except for the historical information contained herein, the matters discussed in this report are by their nature forward-looking. For the reasons stated in this report or our SEC filings, or for various unanticipated reasons, actual results may differ materially. Our operating results may fluctuate on a quarter-to-quarter basis as a result of a number of factors, including the competitive and economic factors affecting the Canadian market, production and assembly delays or difficulties, and the degree of acceptance that the Company's products achieve during the year.

           All figures stated herein are in Canadian dollars.

RESULTS OF OPERATIONS

           Twelve months ended September 30, 2000 compared to same period in 1999

REVENUES

           For the year ended September 30, 2000 our revenues increased by 144% from $3,199,057 in the same period in 1999 to $7,802,650. This increase is attributable to the results achieved by the sales representatives and senior sales executive we added in the last half of fiscal 1999 and the first quarter of fiscal 2000. Sales activities were facilitated by MIAD's enhanced availability of computer system authorizations as well as the additional service authorizations obtained by the Company during the year. Our increased sales coverage generated a significant number of new major corporate and educational accounts. The revenue increase is also due to our focus on promoting high-end servers, workstations and laptop systems, particularly from Compaq and IBM which were sold to the customer base during the period.

COST OF SALES AND GROSS PROFIT

           Our gross profit on product sales increased 38% to $1,052,637 in the twelve months ended September 30, 2000 from $761,905 in the comparable period in 1999. The gross profit on product sales is 13.5% compared to 23.8% in the comparable period in 1999. This margin reduction is due to the significantly higher proportion of IBM and Compaq sales in the current fiscal year, particularly of laptops which carry a lower profit margin than our ULTRA(R) line which also represented a higher percentage of our total revenue in the comparable period in 1999.

OPERATING EXPENSES

           Selling, general and administrative expenses increased to $1,179,601 (15% of revenue) for the twelve month period ended September 30, 2000 from $871,308 (27% of revenue) in 1999. This total dollar increase is primarily attributable to the costs associated with the salaries and travel expenses of the additional sales staff and sales commissions resulting from our increased revenues in the period. The percentage reduction is due to the higher productivity of the organization, particularly the sales staff in the fiscal year ended September 30, 2000.

INTEREST EXPENSE

           Interest expense decreased from $28,040 in the 1999 period to $21,294 in the year ended September 30, 2000 due to the reduction in loans payable.

NET LOSS

           The net loss for the year ended September 30, 2000 was $148,258 ($0.04 per share on 3,521,322 weighted average shares outstanding) as compared to a loss of $137,443 ($0.04 per share on 3,184,418 weighted average shares outstanding) for the corresponding period in 1999. We now have available losses carried forward, to be used to reduce future tax liabilities in the amount of approximately $340,000.

LIQUIDITY AND CAPITAL RESOURCES

           As of September 30, 2000 we had a cash position of $259,977 compared to $24,466 as of the same date in 1999. We had current assets of $2,063,752 and stockholders' equity of $153,328 on September 30, 2000 compared to current assets of $444,344 and a stockholders' equity deficit of $83,280 on September 30, 1999. The increase in the stockholders' equity is attributable to the increased capital we have reduced by the operating losses for the year. During the twelve month period ended September 30, 2000 we used $52,525 for operating activities compared to $27,085 for the same period in 1999. Cash flow from financing activities increased from $59,746 in the comparable period in 1999 to $297,343 in the twelve month period ended September 30, 2000 due to the additional equity raised through conversion of warrants net of loan repayments. Fixed asset additions were essentially unchanged from $9,631 in 1999 to $9,307 in the year ended September 30, 2000.

Three months ended December 31, 2000 compared to same period in 1999

REVENUES

           For the first three months ended December 31, 2000 our revenues increased by 85% from $1,147,316 in the same period in 1999 to $2,125,090. The ongoing revenue increase is attributable to the efforts and success achieved by the sales representatives and senior sales executive added in the previous year. We have added product authorizations and service authorizations to complement the range of offerings to our client and prospect base. We continue to sell high-end products and services to the clients. During the period, IBM Canada appointed MIAD to its Premier Partner status which represents the highest ranking for volume of IBM product sales in Canada during the year.

COST OF SALES AND GROSS PROFIT

           Our gross profit on product sales increased 64% to $335,893 in the first fiscal quarter ended December 31, 2000 from $216,709 in the comparable period in 1999. The gross profit on product sales is 16.7% compared to 18.8% in the comparable quarter in 1999.

OPERATING EXPENSES

           Selling, general and administrative expenses increased to $326,249 (15% of revenue) for the three month period ended December 31, 2000 from $218,397 (19% of revenue) in 1999. This total dollar increase is primarily attributable to the costs associated with the salaries and travel expenses of the additional sales staff and sales commissions resulting from our increased revenues in the period.

INTEREST EXPENSE

           Interest expense decreased from $4,500 in the 1999 period to $3,037 in the quarter ended December 31, 2000 due to the reduction in loans payable.

NET PROFIT

           The net profit for the quarter ended December 31, 2000 was $26,607 ($0.007 per weighted average share outstanding) as compared to a loss of $6,288 ($0.002 per weighted average share outstanding) for the corresponding period in 1999. As of the end of our fiscal year, September 30, 2000, we have available losses carried forward, to be used to reduce our future tax liabilities in the amount of approximately $340,000.

LIQUIDITY AND CAPITAL RESOURCES

           As of December 31, 2000 we had a cash position of $221,980 compared to $11,349 as of the same date in 1999. We had current assets of $1,239,799 and stockholders' equity of $179,935 on December 31, 2000 compared to current assets of $696,798 and stockholders' equity deficit of $60,568 on December 31, 1999. The increase in the stockholders' equity is mainly attributable to the increased capital in the Company. During the three month period ended

December 31, 2000 we used $19,843 for operating activities compared to $13,103 for the same period in 1999. Cash flow from financing activities was $6,736 in the 1999 period compared to a deficit of $18,154 during the three month period ended December 31, 2000. Fixed asset additions were nil in the quarter ended December 31, 2000 compared to $6,750 in the same period in 1999.

RECENT ACCOUNTING PRONOUNCEMENT

           Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilties in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. We do not believe that this standard will have a material effect on our financial statements.

ITEM 3. DESCRIPTION OF PROPERTY

           Our facilities are located at 43 Rivera Drive, Unit 7, Markham, Ontario, Canada. This location is in the Greater Metropolitan Toronto area. The facility is a modern, secure, industrial brick and concrete block building. We currently occupy 5,200 square feet of warehouse, assembly and office space. The current lease, which expires in November 2001, is a one year renewal of an original lease dated November 14, 1996. Our monthly rent is $3,900 (Canadian including taxes) per month. There is a verbal agreement with our landlord that we can renew our lease on December 1, 2001 for an additional one year term which will increase our rent by approximately $250 per month. We may need additional space which is available at this location or replacement space at a new location to accommodate our current rate of growth.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

           (a) The following information relates to those persons who we know are the beneficial owners of five percent or more of our voting common stock:

                                            Amount and
Title of        Name and Address of         Nature of            Percentage of
Class           Beneficial Owner          Beneficial Owner         Class(1)
-----           ----------------          ----------------       -------------

Common          Michael Green               1,960,000                53.4%
                178 Ridley Blvd.
                Toronto, Ontario,
                Canada

Common          Adrienne Green                490,000                13.3%
                5096 Bloomington
                Road
                Stouffville, Ontario,
                Canada
------------
1) Does not include possible exercise of 654,600 stock purchase warrants exercisable at $1.00 (USD) per share until June 30, 2001.

           (b) The following table has been completed for each of the shares of common stock beneficially owned by our directors, nominees, and executive officers and all officers and directors as a group:

                                             Amount and
Title of         Name and Address of          Nature of          Percentage of
Class            Beneficial Owner         Beneficial Owner(1)       Class(2)
-----            ----------------         ------------------     -------------

Common           Michael Green                1,960,000              53.4%
                 178 Ridley Blvd.
                 Toronto, Ontario,
                 Canada

Common           Adrienne Green                 490,000              13.3%
                 5096 Bloomington
                 Road
                 Stouffville, Ontario,
                 Canada

Common           Joseph Misetich                 85,000               2.3%
                 6 Allonsius Drive
                 Etobicoke, Ontario,
                 Canada M9C3N5
All officers                                  2,535,000              69.0%
and directors
as a group (3
persons)

--------------

(1)  These shares are directly owned by each individual.

(2) Does not include possible exercise of 654,600 stock purchase warrants exercisable at $1.00 (USD) per share until June 30, 2001.

STOCK OPTION PLAN

           In June 1999 the Board of Directors approved a Stock Option Plan (the "Plan") which authorizes that up to a maximum of 15% of the Company's issued and outstanding common stock is available to be issued under the Plan to those persons who can participate in the Plan in accordance with its terms. As of the date of this filing, options to purchase an aggregate of 160,000 shares of our common stock (the "Options") have been approved by the Board of Directors in June 1999 for two persons and will be issued to the them upon approval of the Plan by our shareholders. The Options will have an exercise price of $.20 per share and will be exercisable, in whole or in part, at any time from the date that the Plan is approved by our shareholders until June 17, 2004. The Plan provides that no resident of the United States may be a participant in the Plan unless such participation would not violate any applicable securities or other laws of the United States or any state, territory or possession of the United States. The Plan will be presented to our shareholders at the next shareholders' meeting for approval and ratification.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

           The names, ages and positions of all of our executive officers as of December 31, 2000 are listed below, followed by a summary of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting of the Directors immediately following the Annual Meeting of Stockholders.

The directors, executive officers and key management employees of the Company are:

                                                                   Period Served
Name                  Age           Position                        as Director
----                  ---           --------                        -----------
Michael Green         57            President, Chief Executive         Since
                                    Officer and Director               November
                                                                       1996

Adrienne Green        60            Secretary and Director             Since
                                                                       December
                                                                       1998*

Joseph Misetich       62            Vice-President, Senior              N/A
                                    Sales Executive

* Ms. Green also served as a director from March 1993 to November 1996.

           Michael Green has been our President and Chief Executive Officer and Managing Director of our Board of Directors since September 1998. A chartered accountant by training, Mr. Green has extensive experience in sales, marketing and finance of computer products in Canada. From 1993 until September 1998, Mr. Green was our Business Development Manager and was our only direct sales representative in our early years of development. Mr. Green was President of Technical Logistics Systems, a Canadian distributor of specialized printers and computers from 1983 to 1992 when he joined Adrienne Green, his sister, to form MIAD Systems Ltd. in 1993. From 1977 to 1983 he was one of the founders of ESSNA Ltd., the distributor of Epson printers in Canada. From 1968 to 1972, Mr. Green was an accountant with Price Waterhouse. After completing his required program for licensing as a chartered accountant at Price Waterhouse, Mr. Green became controller of Mercedes-Benz Canada from 1972 to 1974, then Controller of Memorex Canada (a computer peripheral products company) from 1974 to 1977. Mr. Green obtained his Bachelor of Arts degree from the University of Toronto and his Chartered Accountant Certification in Ontario with Price Waterhouse.

           Adrienne Green has been our Secretary since March 1993, a director since December 1998, and was our President from March 1993 to September 1998. She also served as a director from March 1993 to November 1996. In March 1993, she joined Michael Green, her brother, to form MIAD Systems Ltd. In 1990, she joined Fourth Party Maintenance Inc. as administrator. Ms. Green is an educator by profession, specializing in teaching French in the Toronto school system from 1960 to 1990. Ms. Green obtained her Bachelor of Arts Degree from the University of Toronto, Trinity College.

           Joseph Misetich is Vice-President and Senior Sales Executive since October 1999. Mr. Misetich's career in the Canadian IT industry spans over 40 years. He was President and Business Development Manager at Clove Computers Ltd., a Toronto based microcomputer reseller from 1985 to October 1999. After IT operations responsibilities at the Canadian National Railroad, Mr. Misetich, starting in 1970, progressed through sales positions at Pertec Canada and Motorola Computer Systems Canada.

           All directors hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

FAMILY RELATIONSHIPS:

           Michael Green, our President and Chief Executive Officer and a director, and Adrienne Greene, our Secretary and a director, are brother and sister.

(F)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

           None of our officers, directors, promoters or control persons have been involved in the past five (5) years in any of the following:

           (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

           (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

           (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

           (4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

           The following table sets forth the compensation of our management for the past four fiscal years. Michael Green, our President and Chief Executive Officer and Joseph Misetich, our Vice-President and Senior Sales Executive were the only members of our management that earned more than $100,000 in the year ended December 31, 2000. Michael Green was the only officer to earn more than $100,000 in the year ended December 31, 1999. Other than as noted above, none of our executive officers earned more than $100,000 during the years ended December 31, 1999, 1998 and 1997.

                           Summary Compensation Table

                                                                       Long Term Compensation
                                                              ------------------------------------------
                           Annual compensation                Awards                             Payouts
                           -------------------                -----                              -------

Name and                                                 Annual        Restricted    Under-                     Other
principal                                                compen-       Stock         lying         LTIP         Comp-
position          Year         Salary       Bonus        sation        Awards        Options       Payouts      ensation
--------          ----         ------       -----        ------        ------        -------       -------      --------
Michael Green     2000         180000       26000        206000        none          none          none         none
President, CEO

and Director      1999         135000       15000        150000        none          none          none         none


                  1998         90000        6000         96000         none          none          none         none
                  1997         72000         ----        72000         none          none          none         none

Adrienne Green    2000         77000        5000         82000         none          none          none         none
Secretary and

Director          1999         77000        5000         82000         none          none          none         none


                  1998         57000        ----         57000         none          none          none         none
                  1997         53000        ----         53000         none          none          none         none

Joseph Misetich   2000         50000        92300        142300        none          none          none         none
Vice President

(1)               1999         12500        5100         17600         none          none          none         none

                  1998         none         none         none          none          none          none         none
                  1997         none         none         none          none          none          none         none

---------------------------------
1) Mr. Misetich did not join us until October 1999.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two (2) years, we have not entered into a transaction with a value in excess of $60,000 with an officer, director or beneficial owner of 5% or more of our common stock except as described in the following paragraphs.

         Mr. Green currently has a one year employment agreement that provides for an annual salary of $200,000 (Canadian) per year. He also is entitled to earn a sales commission at the rate of $5,000 for each $1,000,000 of sales achieved by us in the fiscal year up to the first $10,000,000 of sales. If sales exceed $10,000,000, he will receive a bonus of $20,000. For sales above $10,000,000, his bonus will be $12,000 for each $1,000,000 of sales. Mr. Green also will be entitled to receive a bonus of 4% of our pre-tax profit. The employment agreement also provides a covenant by Mr. Green that he will not compete with or solicit any business of MIAD for a three year period from October 1, 2000.

         Mr. Misetich has a one year employment agreement that provides for an annual salary of $60,000 (Canadian per year). He is entitled to earn sales commission based on his personal sales and a bonus based on the profitability of business closed. The employment agreement also provides a covenant that Mr. Misetich will not compete with or solicit any business of MIAD for a one year period from October 2, 2000.

ITEM 8. DESCRIPTION OF SECURITIES

         We are authorized to issue an unlimited number of shares of common stock without par value (which is the common form of incorporation in Canada), of which 3,673,400 shares are issued and outstanding as of December 31, 2000. The holders of common stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of common shares are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to the stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of our common stock do not have any preemptive rights to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non-assessable.

         We are also authorized to issue an unlimited number of First Preference Shares without par value ("FP Shares"), of which no FP Shares are issued and outstanding. The FP Shares may be issued at any time and from time to time in one or more series to be fixed by the Board of Directors by Articles of Amendment to our Certificate of Incorporation prior to any issuance the designation, rights, privileges, restrictions and conditions to attach to the FP Shares of that particular series. FP Shares of any series may be given preferences over any other shares in such matters such as dividends, distributions, liquidation, dissolution or winding-up of the Company. FP Shares have no pre-emptive rights except under certain specific circumstances. Holders of FP Shares have no right to vote separately as a class or series to amend our Certificate of Incorporation in respect to an increase in the authorized number of shares of any class or series having rights or privileges ranking in priority with the FP Shares, effect an exchange, reclassification or cancellation of all or part of the FP Shares, or create a new class of shares ranking in priority to or equal with the FP Shares except under certain circumstances.

         There are no provisions in our Certificate of Incorporation or bylaws that would delay, defer, or prevent a change in control.

         Our transfer agent and Warrant Agent for the Common Stock and Warrants, respectively, is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, New York, 11779, certificates to P.O. Box 361 Holbrook, New York, 11741, Phone (516) 585-7341.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

         In June 1999, we commenced trading on the Over The Counter Bulletin Board in what is referred to as the "pink sheets" under the trading symbol "MIAD". The following table sets forth the high and low bid prices of our common stock for each calendar quarter and subsequent interim period since our common stock commenced actual trading, as reported by the National Quotation Bureau and represents inter dealer quotations, without retail mark-up, mark-down or commission and may not be reflective of actual transactions:

1999                                      High                         Low
----                                      ----                         ---
Quarter ended June 30                     $1.00                        $1.00

Quarter ended September 30                 1.50                         1.00

Quarter ended December 31                  2.375                        1.375


2000
----
Quarter ended March 31                     2.375                       2.1875

Quarter ended June 30                      3.25                        2.375

Quarter ended September 30                 2.80                        2.6825

Quarter ended December 31                  2.75                        2.75

          There can be no assurances that an active public market for the common stock will develop or be sustained. In addition, the shares of common stock are subject to various governmental or regulatory rules which may affect the liquidity of the shares.

Holders:
-------

         As of December 31, 2000 there were 3,673,400 shares issued and outstanding and 26 shareholders of record. We also have warrants outstanding which, if exercised would result in the issuance of an additional 654,600 shares of our restricted common stock.

Dividends:

         There are no restrictions on the common stock that limit the ability of us to pay dividends if declared by the Board of Directors. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to the stockholders. We have not declared any dividends.

ITEM 2. LEGAL PROCEEDINGS

         We are not a party to and none of our property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes or disagreements with our accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On September 30, 1998 and October 1, 1998, a total of 2,825,000 shares of restricted common stock were issued to the following six persons at $.001 per share for which we received $2,825:

         Michael Green                                        1,960,000
         Adrienne Green                                         490,000
         Lynn Lefebvre                                           75,000
         FMS Distributors/Vistra                                128,570
         Toho Partners                                           42,860
         Corporate Strategy Group                               128,570

         These shares were issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and the certificates representing the shares bear a restrictive legend restricting transferability under the Act.

         In December 1998, we completed a private placement offering of our securities and issued, pursuant to Rule 504 of Regulation D of the Act, 19,900 units at a purchase price of $5.00 per unit for gross offering proceeds of $99,500. Each unit was comprised of 25 shares of common stock and 45 redeemable common stock purchase warrants (the ("Warrants"). Each Warrant is exercisable for one share of common stock at $1.00 per share. The expiration date of the outstanding Warrants has been extended by the Board of Directors to June 30, 2001. During the period from October 1, 1999 to September 30, 2000, 240,900 Warrants were exercised for $240,900 (US). As of December 31, 2000 there are 654,600 Warrants available for exercise.

         In October 1999, we issued 25,000 shares of our restricted common stock to professionals for services and 85,000 shares to Joseph Misetich, our Vice- President, as an incentive to join us under a two year employment agreement pursuant to Rule 4(2) of the Act.

         On October 1, 1999 we issued 25,000 restricted shares of common stock to two non- employee consultants for past services rendered pursuant to Rule 4(2) of the Act. The Board of Directors determined that the fair value of the restricted common stock was $0.20 per share, the same price recorded in the most recent private placement of our restricted common stock. This restricted common stock cannot be sold for an 18 month period and after that can only be sold in accordance with Rule 144. The amount recorded in our books for the year ending September 30, 1999 for such services was $7,500 ($5,000 USD).

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Bylaws follow the Business Corporations Act (Ontario) (the "BCA"). The BCA provides for indemnification of a director, officer, former officer and director or a person who acts or acted at the request of management as a director or officer of a company of which the corporation was a shareholder or creditor, his heirs and legal representatives, for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party because such person is or was a director or officer of a corporation or the other company if he/she acted honestly and in good faith with a view to the best interests of the corporation and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he/she had reasonable grounds for believing his/her conduct was lawful.

PART F/S.  FINANCIAL STATEMENTS OF MIAD SYSTEMS LTD.

Auditors' Report

Audited Balance Sheet as of September 30, 2000 and 1999 Audited Statements of Operations for the year ended September 30, 2000 and 1999

Audited Statement of Shareholders' Equity (Deficit) for the year ended September 30, 2000 Audited Statements of Cash Flows for the year ended September 30, 2000 and 1999

Notes to Financial Statements

Unaudited Balance Sheet as of December 31, 2000 and 1999

Unaudited Statements of Operations for the three months ended December 31, 2000 and 1999

Unaudited Statements of Cash Flows for the three months ended December 31,2000 and March 31, 1999


PART III

INDEX TO EXHIBITS

PART III

INDEX TO EXHIBITS

   3.0      Articles of Incorporation of MIAD Systems Ltd.
   3.1      Articles of Amendment of Articles of Incorporation
   3.2      Bylaws
   4.0      Warrant Certificate
   10.0     Office Lease dated November 14, 1996
   10.1     Lease Renewal Agreement dated September 8, 2000
   10.2     Employment Agreement for Michael Green dated October 1, 1999
   10.3     Renewal Employment Agreement for Michael Green dated October 1, 2000
   10.4     Stock Option Plan
   10.5     Security Agreement with Merisel Canada, Inc.
   10.6     Security Agreement with Ingram Micro, Inc.

                                 SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MIAD  SYSTEMS LTD.


Date:   February 14, 2001                 By:  /s/ Michael A. S. Green
                                              ----------------------------------
                                               Michael A. S. Green, President
                                               and Principal Financial Officer

                               MIAD SYSTEMS LTD.

                         INDEX TO FINANCIAL STATEMENTS


                                                                      Page
                                                                      ----
PART F/S.  FINANCIAL STATEMENTS OF MIAD SYSTEMS LTD.

Auditors' Report                                                      F-1

Audited Balance Sheet as of September 30, 2000 and 1999               F-2

Audited Statements of Operations for the year
ended September 30, 2000 and 1999                                     F-3

Audited Statement of Shareholders' Equity (Deficit)                   F-4
for the year ended September 30, 2000

Audited Statements of Cash Flows for the year
ended September 30, 2000 and 1999                                     F-5

Notes to Financial Statements                                         F6 - F-9

Unaudited Balance Sheet as of December 31, 2000 and 1999              F-10

Unaudited Statements of Operations for the three months
ended December 31, 2000 and 1999                                      F-11

Unaudited Statements of Cash Flows for the three months
ended December 31,2000 and March 31, 1999                             F-12

Notes to Financial Statements                                         F-13

                                AUDITORS' REPORT

To the Shareholders of
MIAD Systems Inc.

We have audited the balance sheet of MIAD Systems Ltd. as at September 30, 2000 and 1999, the statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. There are no differences between U.S. GAAP and Canadian GAAP as they relate to the financial statements of MIAD Systems Ltd.

                                                         Chartered Accountants

Richmond Hill, Ontario
November 27, 2000

                               MIAD SYSTEMS LTD.

                                 BALANCE SHEET
                            AS AT SEPTEMBER 30, 2000
                  (All Amounts Expressed in Canadian Dollars)


                                 ASSETS                 2000            1999
-------------------------------------------------------------------------------
Current
Cash                                                 $   259,977    $    24,466
Accounts receivable (Notes 4,5)                        1,579,327        264,975
Inventories (Notes 4,5)                                  196,753        152,708
Prepaid expenses                                          27,695          2,195
                                                     --------------------------


                                                       2,063,752        444,344
Capital assets (Note 3)                                   28,557         29,494
                                                     --------------------------
                                                     $ 2,092,309    $   473,838
                                                     ===========    ===========



                                  LIABILITIES
-------------------------------------------------------------------------------
Current
     Accounts payable and accrued charges
         (Note 5)                                    $ 1,882,490    $   413,104
     Current portion of loans payable
         (Note 4)                                         56,491         79,014
                                                     --------------------------
                                                       1,938,981        492,118
Loans payable (Note 4)                                        --         65,000
                                                     --------------------------
                                                       1,938,981        557,118
                                                     --------------------------


                              SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
Capital stock (note 6)

First Preference shares without par value, authorized - unlimited; issued and outstanding - Nil

Common shares without par value,
  authorized - unlimited; issued
  and outstanding 3,673,400 at
  September 30, 2000, 3,322,500 at
  September 30, 1999                                     532,501        147,635

Deficit                                                 (379,173)      (230,915)
                                                     --------------------------
                                                         153,328        (83,280)
                                                     --------------------------
                                                     $ 2,092,309    $   473,838
                                                     ===========    ===========


See notes to financial statements

                               MIAD SYSTEMS LTD.

                            STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 2000
                  (All Amounts Expressed in Canadian Dollars)

                                                        2000             1999
--------------------------------------------------------------------------------
Sales                                              $ 7,802,650      $ 3,199,057

Cost of sales                                        6,750,013        2,437,152
                                                   ----------------------------
Gross Margin                                         1,052,637          761,905
                                                   ----------------------------
Expenses
    Wages and benefits                                 854,814          540,424
    Salesmen's Auto, travel and promotion              139,859           85,278
    Rent                                                43,312           39,283
    Professional fees                                   35,397           51,279
    Office and general                                  25,984           34,159
    Telephone                                           24,752           16,862
    Insurance                                           23,770           14,678
    Interest on loans payable                           21,294           28,040
    Bank charges                                         9,157            8,470
    Advertising                                          7,432            7,514
    Utilities                                            5,128            4,509
    Bad debts                                             (248)          61,589
    Depreciation                                        10,244            7,263
                                                   ----------------------------
                                                     1,200,895          899,348
                                                   ----------------------------

Net loss for the year                                 (148,258)        (137,443)
                                                   ============================

Net loss per common share
    Basic                                                (0.04)           (0.04)
    Fully diluted                                        (0.03)           (0.03)

Weighted-average shares outstanding:
    Basic                                            3,521,322        3,184,418
    Fully Diluted                                    4,328,000        4,218,000


See notes to financial statements

                               MIAD SYSTEMS LTD.

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                     FOR THE YEAR ENDED SEPTEMBER 30, 2000
                  (All Amounts Expressed in Canadian Dollars)


                                                       Common Shares
                                                Shares              Amount            (Deficit)              Total
                                              ----------------------------------------------------------------------

Balance at September 30, 1998                 2,450,000           $   2,450           $ (93,472)           $ (91,022)
  Shares issued from treasury                   375,000                 545                  --                  545
  Issuance of private placement                 497,500             144,640                  --              144,640
  Net loss                                           --                  --            (137,443)            (137,443)
                                              ----------------------------------------------------------------------

Balance as at September 30, 1999              3,322,500             147,635            (230,915)             (83,280)
  Shares issued from treasury                   110,000              33,000                  --               33,000
  Conversion of warrants                        240,900             351,866                  --              351,866
  Net loss                                           --                  --            (148,258)            (148,258)
                                              ----------------------------------------------------------------------

Balance as at September 30, 2000              3,673,400           $ 532,501           $(379,173)           $ 153,328
                                              ======================================================================



See notes to financial statements

                               MIAD SYSTEMS LTD.
         STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2000
                  (All Amounts Expressed in Canadian Dollars)


                                                                         2000                   1999
-------------------------------------------------------------------------------------------------------
Operating Activities
  Net loss for the year                                              $  (148,258)           $  (137,443)
  Items not requiring cash
     Depreciation                                                         10,244                  7,263
     Write off of Due from Multi-Media Plus Distribution Inc.                 --                 61,310
                                                                     ----------------------------------
                                                                        (138,014)               (68,870)

Changes in certain non-cash working capital items
     Accounts receivable                                              (1,314,352)                58,680
     Inventories                                                         (44,045)               (34,414)
     Prepaid expenses                                                    (25,500)                23,427
     Accounts payable and accrued charges                              1,469,386                 17,144
     Deferred revenue                                                         --                (23,052)
                                                                     ----------------------------------

Total cash from (used for) operating activities                          (52,525)               (27,085)
                                                                     ----------------------------------
Financing Activities
     Repayment of loans payable                                          (87,523)               (85,439)
     Issuance of common shares                                           384,866                145,185
                                                                     ----------------------------------

Total cash from (used for) financing activities                          297,343                 59,746

Investing Activities
     Fixed asset additions                                                (9,307)                (9,631)
                                                                     ----------------------------------

Total cash from (used for ) investing activities                          (9,307)                (9,631)
                                                                     ----------------------------------

Change in cash position during the year                                  235,511                 23,030

Cash and cash equivalents at beginning of year                            24,466                  1,436
                                                                     ----------------------------------

Cash and cash equivalents at end of year                             $   259,977            $    24,466
                                                                     ==================================

Supplemental Information
     Interest paid                                                   $    21,294            $    28,040


See notes to financial statements

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                          YEAR ENDED SEPTEMBER 30, 2000

1. Description of Business
--------------------------------------------------------------------------------

     MIAD Systems Ltd. was incorporated in 1993 under the laws of the Province of Ontario and is primarily engaged in computer manufacturing, distribution and integration, network design, implementation and support.

2. Significant Accounting Policies
--------------------------------------------------------------------------------

     Basis of Accounting

          These financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the company will continue operations for a reasonable time and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations


     Capital Assets and Depreciation

          Capital assets are recorded at cost less accumulated amortization. Amortization based upon the estimated useful lives of the assets is calculated as follows.

               Office Equipment       -        30% declining balance method
               Computer equipment     -        30% declining balance method

     Concentrations of Credit Risk

          The company has no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign currency hedging arrangements. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. During the fiscal year ended September 30, 2000 , two customers accounted for 27% of the Company's revenue and accounted for 58% of the accounts receivable at year end.

     Foreign Currency Transactions

          Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.

     Inventories

          Inventories are valued at the lower of cost or net realizable value, with cost being determined on an average cost basis

     Net Loss per Common Share

          Basic net loss per share is computed by dividing net loss available to the common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all dilutive securities convertible into common shares.

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                         YEAR ENDED SEPTEMBER 30, 2000

2. Significant Accounting Policies Continued
--------------------------------------------------------------------------------

     Revenue Recognition

          Sales revenue is recognized at the date of shipment to customers. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience.

     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years presented. Actual results could differ from those estimates.

3. Capital assets
--------------------------------------------------------------------------------
                                               Accumulated      Net        Net
                                      Cost     Depreciation     2000       1999
                                     -------------------------------------------

          Office equipment           $50,519     $30,785     $19,734     $19,995
          Furniture and fixtures      26,301      17,478       8,823       9,499
                                     -------------------------------------------

                                     $76,820     $48,263     $28,557     $29,494
                                     ===========================================

4. Loans Payable                                           2000          1999
--------------------------------------------------------------------------------
     (i)   Metcan Information Technologies Inc.         $   56,491    $ 101,000
           Repayments monthly of $6,664 blended
           principal and interest at 15%
           per annum Matures July 31, 2001

     (ii)  636090 Ontario Limited                                -       43,014
           Repayments of $5,000  blended principal
           and interest at 15% per annum
           Matures June 30, 2000
                                                        -----------------------
                                                            56,491      144,014

           Due within one year                              56,491       79,014
                                                        -----------------------
                                                        $        -     $ 65,000
                                                        =======================

          The above loans are secured by a General Security Agreement covering accounts receivable and inventory.

                               MIAD SYSTEMS LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
                         YEAR ENDED SEPTEMBER 30, 2000

5. Accounts payable
--------------------------------------------------------------------------------

     During 2000, the Company signed General Security Agreements with two of its suppliers granting security over all of the assets of the company ranking after Metcan Information Technologies Inc.'s General Security Agreement and after any banking security. The total amount owed to these two suppliers at the year end was $968,000. The president of the company has personally guaranteed all debts owing to one of the suppliers.

6. Capital Stock
--------------------------------------------------------------------------------

     i) In October 1998, 375,000 shares of common stock were issued for an aggregate consideration of $545.

     ii) On December 1, 1998 , the company offered, through a private placement, 19,900 units each consisting of 25 shares of common stock and 45 common stock purchase warrants at a price of $5 per unit. Each warrant entitled the holder to purchase one share of common stock at a price of $1 U.S. per share. These warrants will expire on June 30, 2001. Through the efforts of this offering, 497,500 shares of common stock were issued for cash for an aggregate amount of $ 144,640.

     iii) In November 1999, 110,000 common shares were issued for an aggregate consideration of $33,000.

     iv) During the year, 240,900 common shares were issued on the exercise of 240,900 warrants for the aggregate consideration of $351,866. At September 30, 2000, 654,600 warrants remain outstanding.

7. Tax Losses
--------------------------------------------------------------------------------

     The Company has unrecorded non-capital income tax loss carryforwards that may be used to reduce future tax liabilities. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, the Company has not recorded any net benefit of the loss carryforwards. These losses will expire in the following years:

                                     2003         $    92,000
                                     2006         $   126,000
                                     2007         $   123,000

8. Lease Obligations
--------------------------------------------------------------------------------

     The company is committed under various lease agreements as follows;

     i) Premises

          The company has negotiated an extension to the current lease for a term of one year ending November 2001 at a net rent of approximately $44,000.

     ii) Vehicles

          The company is leasing three vehicles at aggregate annual costs of approximately $36,000. These leases expire at varying dates.

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                         YEAR ENDED SEPTEMBER 30, 2000

9.  Licencing Agreement
--------------------------------------------------------------------------------

     The company entered into a licencing agreement with International Business Machines Corporation (IBM) whereby the company has nonexclusive rights to sell certain licenced products in Canada. The company is required to pay flat annual fee for this right.

10. Recent Accounting Pronouncements
--------------------------------------------------------------------------------

     In June 1998, FASB issued SFAS no.133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No.133 establishes new standards of accounting and reporting derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statements of financial position, and that the corresponding gains and losses be reported either in the statement of financial position or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS no. 133 will be effective for fiscal years beginning after June 15, 2000. The company does not currently hold derivative instruments or engage in hedging activities.

11. Uncertainty Due To The Year 2000 Issue
--------------------------------------------------------------------------------

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                               MIAD SYSTEMS LTD.

                                 BALANCE SHEET
                            AS AT DECEMBER 31, 2000
                  (All Amounts Expressed in Canadian Dollars)
                                   UNAUDITED


                                                      December 31,  December 31,
                            ASSETS                       2000           1999
--------------------------------------------------------------------------------
Current
     Cash                                            $   221,741    $    15,849
     Accounts receivable                                 838,531        581,635
     Inventories                                         150,195         97,119
     Prepaid expenses                                     29,332          2,195
                                                     --------------------------

                                                       1,239,799        696,798
Capital assets                                            26,654         33,744
                                                     --------------------------

                                                     $ 1,266,453    $   730,542
                                                     ==========================

                         LIABILITIES
--------------------------------------------------------------------------------
Current
     Accounts payable and accrued charges            $ 1,048,181    $   669,360
     Current portion of loans payable                     38,337         79,014
                                                     --------------------------

                                                       1,086,518        748,374
Loans payable                                                 --         42,736
                                                     --------------------------

                                                       1,086,518        791,110
                                                     --------------------------
                    SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Capital stock

First Preference shares without par value, authorized - unlimited; issued and outstanding - Nil

Common shares without par value, authorized -
          unlimited; issued and outstanding
          3,673,400 at December 31, 2000,
          3,322,500 at December 31, 1999                 532,501        176,635


Deficit                                                 (352,566)      (237,203)
                                                     --------------------------
                                                         179,935        (60,568)
                                                     --------------------------

                                                     $ 1,266,453    $   730,542
                                                     ==========================


"Unaudited - Prepared by Management"

                               MIAD SYSTEMS LTD.
                            STATEMENT OF OPERATIONS
               FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2000
                  (All Amounts Expressed in Canadian Dollars)
                                   UNAUDITED

                                                   December 31,     December 31,
                                                       2000             1999
--------------------------------------------------------------------------------

Sales                                               $ 2,125,090     $ 1,147,316

Cost of sales                                         1,769,197         930,607
                                                    ---------------------------

Gross Margin                                            355,893         216,709
                                                    ---------------------------

Expenses
     Advertising                                            355           2,179
     Bank charges                                           429              --
     Depreciation                                         2,142           2,500
     Insurance                                            5,694           2,398
     Interest on loans payable                            3,037           4,500
     Office and general                                  15,187           4,628
     Professional fees                                    1,839           1,400
     Rent                                                10,727          10,096
     Salesmen's Auto, travel and promotion               38,123          29,049
     Telephone                                            7,166           5,247
     Utilities                                            1,549           1,239
     Wages and benefits                                 243,038         159,761
                                                    ---------------------------
                                                        329,286         222,997
                                                    ---------------------------

Income (loss) for the period                             26,607          (6,288)

Deficit at beginning of year                           (379,173)       (230,915)

Deficit at end of period                            $  (352,566)    $  (237,203)
                                                    ===========================

Net income (loss) per common share
     Basic                                                0.007          (0.002)
     Fully diluted                                        0.006          (0.001)

Weighted-average shares outstanding:
     Basic                                            3,673,400       3,322,500
     Fully Diluted                                    4,328,000       4,328,000


"Unaudited - Prepared by Management"

                               MIAD SYSTEMS LTD.
                            STATEMENT OF CASH FLOWS
               FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2000
                  (All Amounts Expressed in Canadian Dollars)
                                   UNAUDITED


                                                       December 31, December 31,
                                                           2000        1999
--------------------------------------------------------------------------------

Operating Activities
     Net income (loss) for the period                    $  26,607    $  (6,288)
     Items not requiring cash
          Depreciation                                       2,142        2,500
                                                         -----------------------
                                                            28,749       (3,788)

Changes in certain non-cash working capital items
     Accounts receivable                                   740,796     (316,660)
     Inventories                                            46,558       55,589
     Prepaid expenses                                       (1,637)          --
     Accounts payable and accrued charges                 (834,309)     251,756
                                                         -----------------------

Total cash from (used for) operating activities            (19,843)     (13,103)
                                                         -----------------------

Financing Activities
     Repayment of loans payable                            (18,154)     (22,264)
     Issuance of common shares                                  --       29,000
                                                         -----------------------

Total cash from (used for) financing activities            (18,154)       6,736
                                                         -----------------------

Fixed asset additions                                           --       (6,750)
                                                         -----------------------

Total cash from (used for) investing activities                 --       (6,750)
                                                         -----------------------

Change in cash position during the year                    (37,997)     (13,117)

Cash and cash equivalents at beginning of year             259,977       24,466
                                                         -----------------------

Cash and cash equivalents at end of year                 $ 221,980    $  11,349
                                                         ======================

Supplemental Information
     Interest paid                                       $   3,037    $   4,500



"Unaudited - Prepared by Management"

                               MIAD SYSTEMS LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
               FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2000

1. Description of Business
--------------------------------------------------------------------------------

          MIAD Systems Ltd. was incorporated in 1993 under the laws of the Province of Ontario and is primarily engaged in computer manufacturing, distribution and integration, network design, implementation and support.

2. Significant Accounting Policies
--------------------------------------------------------------------------------

     Basis of Accounting

          These financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the company will continue operations for a reasonable time and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations

     Capital Assets and Depreciation

          Capital assets are recorded at cost less accumulated amortization. Amortization based upon the estimated useful lives of the assets is calculated as follows.

                    Office Equipment    -    30% declining balance method
                    Computer equipment  -    30% declining balance method

     Foreign Currency Transactions

          Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.

     Inventories

          Inventories are valued at the lower of cost or net realizable value, with cost being determined on an average cost basis

     Net Income (Loss) per Common Share

          Basic net income (loss) per share is computed by dividing net loss available to the common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all dilutive securities convertible into common shares.

     Revenue Recognition

          Sales revenue is recognized at the date of shipment to customers. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience.

     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years presented. Actual results could differ from those estimates.